

Mail Stop 3030

January 29, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Bill Larkin
Chief Financial Officer
Westport Innovations, Inc.
Suite 101, 1750 West 75th Avenue
Vancouver, British Columbia, Canada V6P 6G2

  Re: Westport Innovations, Inc.
     Form 40-F for the Fiscal Year Ended March 31, 2009
      Filed June 8, 2009
     File No. 001-34152

Dear Mr. Larkin:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended March 31, 2009

Exhibit 92

Note 24. Reconciliation to United States Generally Accepted Accounting Standards, page F-32

1.   We note on page 10 of this exhibit that you record estimated costs of returns, allowances and sales incentives. Please tell us and revise your future filings to explain the nature of the allowances, sales incentives, and the rights of return that you give to your customers and how you account for these under U.S. GAAP. Refer to the guidance in 605-15 and 605-50 of the FASB Accounting Standards Codification.

2.   We note from your disclosures on page 7 and pages 24 – 27 of this exhibit and throughout the filing that you are consolidating Cummins Westport, Inc. (CWI), a joint venture, which you established with Cummins, Inc. We further note that you hold a 50% interest in this joint venture and that you have determined that CWI is a variable interest entity whereby you are the primary beneficiary. As a result of this determination, we note that you are consolidating this entity for all reporting periods presented. Please provide us with your analysis supporting your conclusion that you are the primary beneficiary of this joint venture under US GAAP. Refer to the guidance in 810-10-15 of the FASB Accounting Standards Codification.

3.   We note from page 39 of this exhibit that you recorded $4.3 million of expenses related to a change in your warranty estimate. We further note from pages 9, 15, and 16 of Exhibit 99.3 that you base your warranty reserves upon historical failure rates among other factors and that this change in estimate primarily relates to new products that were launched in fiscal 2007 and 2009. Please tell us and revise your future filings to explain in more detail how you determine your warranty reserves under US GAAP. Within your discussion, please explain in more detail why you base your warranty costs upon historical failure rates even though a number of your products are new to the company. Discuss how you determined that your warranty accruals are sufficient to cover future warranty claims and clarify each of the factors you considered in your analysis. We may have further comment based upon reviewing your response.

Exhibit 99.3

-Management's Discussion and Analysis, page 1

-Disclosure Controls and Procedures and Internal Control Over Financial Reporting, page 13

4.   We note from the cover pages of your filing that you are not required to include management's report on the effectiveness of internal controls over financial reporting as of March 31, 2009 since are you are in a transition period due to you being a newly public company. However, we note here that you concluded your internal controls over

financial reporting were adequately designed as of March 31, 2009 to provide reasonable assurance regarding the reliability of your financial statement reports. Please revise your future filings to include a clear and definite statement as to whether your internal control over financial reporting was effective or not effective as of the end of your most recent fiscal year and to provide all of the disclosures outlined in Section B(6)(c) of the General Instructions to Form 40-F.

-Contractual Obligations and Commitments, page 25

5.   Please explain to us how the information provided within this table reconciles to the information provided within the contractual obligation table included within the cover pages of your filing. Within your discussion, please also explain how the columns labeled "carrying amount", "contractual cash flows", "<1 year", and "2-3 years" total $6,044, $44,264, $9,868, and $7,889, respectively.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.

Sincerely,

Lynn Dicker
Reviewing Accountant